PROSPECTUS SUPPLEMENT (To Prospectus dated December 21, 2005)	Filed Pursuant to Rule 424(b)(7)
Registration No. 333-130549
A filing fee of $5,475, calculated in accordance
with Rule 457(r), has been transmitted to the
SEC in connection with the securities offered by
means of this prospectus supplement.
Up to 3,300,000 Shares
NRG Energy, Inc.
Common Stock

          Affiliates of Credit Suisse Securities (USA) LLC, the underwriter in this offering, to whom we refer as the CS transaction counterparties, are collectively selling up to 3,300,000 shares of our common stock, par value $0.01 per share, under this prospectus supplement through Credit Suisse Securities (USA) LLC, or CSS, in connection with their hedging of certain amended option-based transactions, which we refer to as the CS transactions, between the CS transaction counterparties and our wholly-owned subsidiary NRG Common Stock Finance I LLC, which we refer to as NRG CSF I. The CS transaction counterparties are offering the shares through Credit Suisse Securities (USA) LLC from time to time for sale in transactions, including block sales, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. These shares will be sold at market prices prevailing at the time of sale on the New York Stock Exchange or at negotiated prices. The CS transaction counterparties will borrow the shares to be sold under this prospectus supplement from one or more third-party share lenders. We will not receive any proceeds from the sale of shares of our common stock by the CS transaction counterparties.
          Over the same period that the shares offered by this prospectus supplement are sold, CSS or its affiliates expect to purchase up to 2,600,000 shares of our common stock in the open market in connection with the hedging activities of the CS transaction counterparties. These purchases by CSS and its affiliates could have the effect of materially increasing the market price of our common stock above the price that would otherwise prevail. For more information, see “The CS Transactions.”
          Our common stock is listed on the New York Stock Exchange under the symbol “NRG.” The last reported closing price of shares of our common stock on the New York Stock Exchange on March 5, 2008 was $42.72.
          See “Risk Factors” beginning on page S-3 and in the documents incorporated by reference herein, including our Annual Report on Form 10-K, to read about risks that you should consider before buying shares of our common stock.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

March 10, 2008

i

ABOUT THIS PROSPECTUS SUPPLEMENT
          This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”
          If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
          Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of Documents By Reference.”
WHERE YOU CAN FIND MORE INFORMATION
          NRG files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1800-SEC-0330 for further information on the operation of the Public Reference Room. NRG’s SEC filings will also be available to you on the SEC’s website at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, NY 10005, on which NRG’s common stock is listed.
          This prospectus supplement and the accompanying prospectus, which forms a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement. Any statements made in this prospectus supplement or the accompanying prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.
INCORPORATION OF DOCUMENTS BY REFERENCE
          The SEC allows the “incorporation by reference” of the information filed by NRG with the SEC into this prospectus supplement, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this prospectus supplement. Information that NRG files later with the SEC will automatically update and supersede the previously filed information. The documents listed below and any future filings NRG makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus supplement but before the end of the offerings that may be made under this prospectus supplement, are incorporated by reference herein:
•	NRG’s annual report on Form 10-K for the year ended December 31, 2007 (filed on February 28, 2008).

•	NRG’s Definitive Proxy Statement on Schedule 14A (filed on March 13, 2007).

•	The description of NRG’s common stock contained in the Registration Statement on Form 8-A, filed December 10, 2003 and amended on March 22, 2004, registering such securities under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

          If you make a request for such information in writing or by telephone, NRG will provide you, without charge, a copy of any or all of the information incorporated by reference in this prospectus supplement. Any such request should be directed to:
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
Attention: General Counsel
          You should rely only on the information contained in this prospectus supplement, the attached prospectus, the documents incorporated by reference and any written communication from us specifying the final terms of the offering. NRG has not, and the CS transaction counterparties have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. NRG is not, and the CS transaction counterparties are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. NRG’s business, financial condition, results of operations and prospects may have changed since that date.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus supplement, and the documents incorporated herein by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “believes,” “projects,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement. These factors, risks and uncertainties include, but are not limited to, the factors described in the Risk Factors contained and incorporated by reference in this prospectus supplement or the accompanying prospectus, including:
•	General economic conditions, changes in the wholesale power markets and fluctuations in the cost of fuel;

•	Hazards customary to the power production industry and power generation operations such as fuel and electricity price volatility, unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•	The effectiveness of our risk management policies and procedures, and the ability of our counterparties to satisfy their financial commitments;

•	Counterparties’ collateral demands and other factors affecting our liquidity position and financial condition;

•	Our ability to operate our businesses efficiently, manage capital expenditures and costs tightly (including general and administrative expenses), and generate earnings and cash flow from our asset-based businesses in relation to our debt and other obligations;

•	Our potential inability to enter into contracts to sell power and procure fuel on terms and prices acceptable to us;

•	The liquidity and competitiveness of wholesale markets for energy commodities;

•	Government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and increased regulation of carbon dioxide and other greenhouse gas emissions;

•	Price mitigation strategies and other market structures employed by independent system operators or regional transmission organizations, that result in a failure to adequately compensate our generation units for all of their costs;

•	Our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	Operating and financial restrictions placed on us contained in the indentures governing our outstanding notes, our senior credit facility, and in debt and other agreements of certain of our subsidiaries and project affiliates generally;

•	Our ability to implement our RepoweringNRG strategy of developing and building new power generation facilities, including new nuclear units and Integrated Gasification Combined Cycle, or IGCC, units;

•	Our ability to implement our econrg strategy of finding ways to meet the challenges of climate change, clean air and protecting our natural resources while taking advantage of business opportunities; and

•	Our ability to achieve our strategy of regularly returning capital to shareholders.
          Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements included in this prospectus supplement should not be construed as exhaustive.

PROSPECTUS SUMMARY
          This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the captions “Risk Factors” and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement, the terms “NRG,” “we,” “our” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to NRG Energy, Inc. and its consolidated subsidiaries.
Company Overview
          NRG is a wholesale power generation company with a significant presence in major competitive power markets in the United States. We are primarily engaged in the ownership, development, construction and operation of power generation facilities, the transacting in and trading of fuel and transportation services and the trading of energy, capacity and related products in the United States and select international markets. Within the United States, we have one of the largest and most diversified power generation portfolios in terms of geography, fuel-type and dispatch levels. Our principal domestic generation assets consist of a diversified mix of natural gas-, coal-, oil-fired and nuclear facilities, representing approximately 46%, 33%, 16% and 5% of our total domestic generation capacity, respectively. In addition, 15% of our domestic generating facilities have dual or multiple fuel capacity, which allows plants to dispatch with the lowest cost fuel option.

          We were incorporated as a Delaware corporation on May 29, 1992. Our common stock is listed on the New York Stock Exchange under the symbol “NRG.” Our headquarters and principal executive offices are located at 211 Carnegie Center, Princeton, New Jersey 08540. Our telephone number is (609) 524-4500. Our website is located at www.nrgenergy.com. The information on, or linked to, our website is not a part of this prospectus supplement.
          You can get more information regarding our business by reading our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and the other reports we file with the SEC. See “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

THE OFFERING

Common Stock the CS Transaction Counterparties are Offering	Up to 3,300,000 shares of our common stock that the CS transaction counterparties are offering through CSS from time to time for sale in transactions, including block sales, on the New York Stock Exchange, in the over the counter market, in negotiated transactions or otherwise. The CS transaction counterparties will borrow the shares to be sold under this prospectus supplement from one or more third-party share lenders.

Use of Proceeds	We will not receive any proceeds from the sale of shares of our common stock by the CS transaction counterparties pursuant to this prospectus. NRG CSF I will receive a contribution of up to 3,300,000 shares of our common stock from NRG, as described in “Use of Proceeds” and “The CS Transactions.”

Share Purchases by CSS and its affiliates	Over the same period that the shares offered by this prospectus supplement are sold, CSS or its affiliates expect to purchase up to 2,600,000 shares of our common stock in the open market in connection with the hedging activities of the CS transaction counterparties. These purchases by CSS and its affiliates could have the effect of materially increasing the market price of our common stock above the price that would otherwise prevail.

New York Stock Exchange Symbol	NRG

Risk Factors	Before investing in our common stock, you should carefully read and consider the information set forth in “Risk Factors” beginning on page S-3 of this prospectus supplement and in the documents incorporated by reference herein, including our Annual Report on Form 10-K.

RISK FACTORS
          Investing in our common stock involves a high degree of risk. In addition to the risk factors set forth below, please see the risk factors described in our Annual Report on Form 10-K for our most recent fiscal year, which are incorporated by reference into this prospectus. Such risks are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. The risks described could affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment. You should carefully consider the risks described in our Form 10-K, the risks described below as well as other information and data set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision with respect to the common stock.
Risks Related to this Offering
The price of our common stock may fluctuate significantly, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.
          The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Holders of our common stock will be subject to the risk of volatility and depressed prices.
          Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:
•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	our ability to raise additional capital;

•	sales of common stock by us or members of our management team;

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting our industry;

•	market activities taken by the CS transaction counterparties and their affiliates after the conclusion of this offering;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	changes in our dividend policy;

•	future sales of our equity or equity-linked securities; and

•	general domestic and international economic conditions.

          In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.
Our ability to pay dividends may be limited.
          The terms of our senior secured credit facility and the indentures governing our senior notes restrict our ability to pay dividends to the holders of our common stock. In addition, under the terms of our outstanding preferred stock, we are restricted from paying any cash dividend on our common stock if we are not current in our dividend payments with respect to such preferred stock. In the future, we may agree to further restrictions on our ability to pay dividends. In addition, to maintain our credit ratings, we may be limited in our ability to pay dividends so that we can maintain an appropriate level of debt. Our future dividend policy depends on earnings, financial condition, liquidity, capital requirements and other factors. There is no guarantee that we will pay dividends on shares of our common stock.
Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company even if some stockholders might consider such a development favorable, which may adversely affect the price of our common stock.
          Provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue shares of preferred stock to which special rights are attached, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board of directors would make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.
          We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.
          Under our senior secured credit facility, a change of control is an event of default. Upon the occurrence of a change in control, the holders of our senior notes will have the right, subject to certain conditions, to require us to repurchase their notes at a price equal to 101% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.
Shares eligible for future issuance or sale may cause our common stock price to decline, which may negatively impact your investment.
          Issuances or sales of substantial numbers of additional shares of our common stock, including in connection with future acquisitions, if any, or the perception that such issuances or sales could occur, may cause prevailing market prices for shares of our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us. As of the date of this prospectus supplement, our amended and restated certificate of incorporation provides that we have authority to issue up to 500,000,000 shares of our common stock. As of December 31, 2007, 236,734,929 shares of our common stock were issued and outstanding and 24,550,600 shares of our common stock were issued and held in treasury. Also as of such date, there were 77,237,713 shares of our common stock reserved for issuance with respect to convertible preferred stock and under stock incentive plans or pursuant to individual option grants or stock awards. Future sales or a perception that such sales may occur could reduce the market price for our common stock.
The market price of our common stock may be higher than that which would otherwise prevail as a result of the purchases of our common stock by CSS and its affiliates.
          Over the same period that the shares offered by this prospectus supplement are sold, CSS or its affiliates expect to purchase up to 2,600,000 shares of our common stock in the open market in connection with the hedging activities of the CS transaction counterparties. These purchases by CSS and its affiliates could have the effect of materially increasing the market price of our common stock above the price that would otherwise prevail.

USE OF PROCEEDS
          We will not receive any proceeds from the sale of shares of our common stock by the CS transaction counterparties pursuant to this prospectus supplement. Sales of our common stock through this prospectus supplement by the CS transaction counterparties are being made pursuant to a hedging program instituted in connection with the amendments to their investment in NRG CSF I pursuant to the CS transactions.
          NRG CSF I will receive a contribution from NRG of up to 3,300,000 shares of our common stock, which will collateralize its additional obligations to the CS transaction counterparties under the amendments to the CS transactions, as described in “The CS Transactions.” NRG CSF I is consolidated in our financial statements. Our shares of common stock to be contributed to NRG CSF I are expected to be reflected as treasury stock.
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
          Since March 25, 2004, NRG’s common stock has been listed for trading on the New York Stock Exchange under the symbol “NRG.” The following table sets forth the quarterly high and low share price information for the periods indicated:

	High	Low
Year Ended December 31, 2006
First Quarter	$49.46	$45.50
Second Quarter	$52.61	$42.44
Third Quarter	$50.19	$46.35
Fourth Quarter	$58.78	$44.81
Year Ended December 31, 2007
First Quarter	$73.76	$54.95
Second Quarter (Pre stock split)*	$87.89	$72.04
Second Quarter (Post stock split)*	$45.70	$41.32
Third Quarter	$44.44	$36.70
Fourth Quarter	$46.90	$39.14
Year Ended December 31, 2008
First Quarter (through March 5, 2008)	$42.82	$36.69

*	NRG effected a 2:1 stock split on June 7, 2007.
          On March 5, 2008, the closing sale price of NRG’s common stock was $42.72 per share and, as of February 25, 2008, there were 236,442,274 shares of common stock issued and outstanding.
          NRG has not declared or paid dividends on its common stock, although we may do so in the future. The terms of our senior secured credit facility and the indentures for our senior notes restrict our ability to pay dividends to the holders of our common stock. In addition, under the terms of our outstanding preferred stock, we are restricted from paying any cash dividend on our common stock if we are not current in our dividend payments with respect to such preferred stock.

THE CS TRANSACTIONS
          On February 27, 2008, we entered into agreements to amend certain terms of the CS transactions previously entered into between affiliates of Credit Suisse Securities (USA) LLC and NRG CSF I on August 4, 2006. The amendments became effective on March 10, 2008, and extended the maturity of the stated cash amount that NRG CSF I will be obligated to pay to the CS transaction counterparties by eighteen months, making the new maturity date of such cash payment May 10, 2010. The amendments extend by 35 days the timing of the net settlement payment feature provided for under the transactions entered into on August 4, 2006, whereby the CS transaction counterparties will have the right to receive in respect of the preferred interests and notes they purchased in the CS transactions an additional payment equal to the excess, if any, of the market value of our common stock owned by NRG CSF I over a threshold amount. An additional equity contribution from NRG to NRG CSF I of up to 3,300,000 shares of NRG will be made in connection with the execution of the amendments. The CS transactions will continue to be secured by all of the assets of NRG CSF I, consisting primarily of the shares of our common stock purchased by NRG CSF I during the period beginning on August 4, 2006 and ending on October 13, 2006 and the additional shares of our common stock contributed by NRG. The CS transactions are non-recourse to NRG. We will not guarantee or provide any form of credit support to NRG CSF I, and we will not enter into any agreement, contract, arrangement or understanding with NRG CSF I with respect thereto.
          Upon an event of default or certain specified termination events, the fair value of the CS transactions (including the exchange right) will become due and payable by NRG CSF I to the CS transaction counterparties. In addition, NRG CSF I will have the right to unwind the CS transactions at their fair value at any time.
          Although the obligations of NRG CSF I to the CS transaction counterparties are non-recourse to NRG, it is anticipated that NRG will purchase the common stock held by NRG CSF I on the new maturity date for a price sufficient both to pay all amounts owing to the CS transaction counterparties at maturity and to enable NRG CSF I to return all equity contributions received from NRG.
          As a result of the exchange right and the non-recourse nature of the CS transactions, both as described above, the CS transactions are option-based transactions. The CS transaction counterparties will sell shares of our common stock covered by this prospectus supplement in connection with hedging the equity price risk arising from the amendments to the CS transactions. The documents relating to the CS transactions contain customary anti-dilution adjustments and adjustments for payments of dividends on our common stock or certain increased costs to the CS transaction counterparties.
MATERIAL UNITED STATES TAX CONSIDERATIONS TO NON-U.S. HOLDERS
          The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock. A “non-U.S. holder” means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States,

•	a corporation, partnership, or any other organization taxable for U.S. federal income tax purposes as a corporation or partnership created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia,

•	an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) a valid election is in place to treat the trust as a U.S. person.

          This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are in effect as of the date of this prospectus and all of which are subject to change, potentially with retroactive effect, or to differing interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).
          This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including but not limited to:
•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	controlled foreign corporations or passive foreign investment companies;

•	brokers or dealers in securities or currencies;

•	pass-through entities (e.g. partnerships) or persons who hold our common stock through pass-through entities;

•	regulated investment companies;

•	pension plans;

•	owners of more than 5% of our common stock;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.
          In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that are prospective investors in our common stock, and partners in such partnerships, should consult their tax advisors.
          There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.
          The following does not attempt to characterize or discuss the tax issues and/or ramifications, if any, resulting from the CS transactions outlined herein.
Distributions on Our Common Stock
          NRG has not declared or paid distributions on its common stock, although, subject to certain restrictions, we may do so in the future. In the event we do pay distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Disposition of Our Common Stock.”
          Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty. To claim a reduced rate of withholding tax under an applicable treaty, a non-U.S. holder must provide a properly completed IRS Form W-8 BEN. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by United States Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of any excess tax withheld, which the non-U.S. holder may claim by filing a United States tax return with the IRS.
          Dividends that are treated as “effectively connected” with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder), known as “United States trade or business income,” are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification (generally by providing a properly completed IRS Form W-8 ECI) and other requirements. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons and may be subject to state and local tax. Any United States trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.
          A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and any potential impacts to state and local income taxes.
          A non-U.S. holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.
Gain on Sale or Other Disposition of Our Common Stock
          In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale or other disposition of shares of our common stock unless:
•	the gain is United States trade or business income, in which case such holder (i) will be subject to tax on the net gain derived from the sale or disposition under the graduated United States federal income tax rates applicable to United States persons and (ii) if a corporation, may be subject to the branch profits tax, both as described above in “Distributions on Our Common Stock”;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements in which case the holder will be subject to a flat 30% tax on the amount by which the gain derived from the sale, and certain other United States source capital gains realized during such year exceed certain United States source capital losses realized during such year; or

•	certain rules (described below) relating to “United States real property holding corporation” status apply to such sale or other disposition.

          Gain recognized on a sale or other disposition of our common stock may be subject to U.S. federal income tax (and, in certain circumstances, to withholding tax) if (1) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs and (2) we are, or have been, a United States real property holding corporation during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future.
United States Federal Estate Tax
          Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.
Backup Withholding, Information Reporting and Other Reporting Requirements
          We must report to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Dividends paid to non-U.S. holders subject to the United States withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from United States backup withholding.
          Information reporting and backup withholding (currently at a rate of 28%) will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the United States office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, certain brokers with substantial United States ownership or operations generally will be treated in a manner similar to United States brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
          Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.
          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
PLAN OF DISTRIBUTION
          The CS transaction counterparties are offering up to 3,300,000 shares of our common stock under this prospectus supplement, which the CS transaction counterparties will borrow from one or more third-party share lenders and which will be sold by the CS transaction counterparties through Credit Suisse Securities (USA) LLC, the underwriter in this offering, in connection with their hedging of the amended CS transactions between the CS transaction counterparties and NRG CSF I. The CS transaction counterparties, through Credit Suisse Securities (USA) LLC, will sell, from time to time, these shares in transactions, including block sales, on the New York Stock Exchange, in the over the counter market, in negotiated transactions or otherwise. These shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of these shares, Credit Suisse Securities (USA) LLC may effect such transactions by selling the shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from Credit Suisse Securities (USA) LLC and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. In addition, over the same period that shares are sold in this offering, CSS or its affiliates expect to purchase shares of our common stock in the open market. These purchases could also have a material effect on the market price of our common stock.
          After the conclusion of the offering, the CS transaction counterparties and their affiliates may also buy or sell additional common stock or other securities or buy or sell options or futures contracts or enter into swaps or other derivatives in order to adjust their respective hedge positions with respect to the CS transactions, and these activities may be significant, particularly at or around the maturity date and/or the net settlement date of the CS transactions. The CS transaction counterparties and their affiliates may also be active in the market for our common stock other than in connection with hedging activities in relation to the CS transactions. The CS transaction counterparties and their affiliates will make their own determinations as to whether, when or in what manner any hedging or market activities in our securities will be conducted. Any of these market activities may affect the market price and volatility of shares of our common stock.
          Our common stock is listed on the New York Stock Exchange under the symbol “NRG.”
          We have agreed, with exceptions, not to sell or transfer any of our common stock for 60 days after each date that shares are sold pursuant to this prospectus supplement without first obtaining written consent of Credit Suisse Securities (USA) LLC.
          We estimate that our portion of the total expenses of this offering will be approximately $270,000.
          The underwriter and its affiliates have performed investment banking, banking and/or advisory services for us from time to time for which they have received customary fees and expenses. Currently, the underwriter is a joint bookrunner, joint lead arranger and a lender under our senior secured credit facility and the underwriter’s affiliate, Credit Suisse, is the syndication agent under our senior secured credit facility. The underwriter and its affiliates may, from time to time, engage in other transactions with and perform other services for us in the ordinary course of business.
          A prospectus in electronic format may be made available on the website maintained by the underwriter. In addition, shares may be sold by the underwriter to securities dealers who resell shares to online brokerage account holders.
          We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make because of any of those liabilities.
          Because more than 10% of the net proceeds of the offering of the initial hedge shares and the supplemental hedge shares will be paid to an affiliate of a member of the NASD who is participating in the offering, the offering of these shares is being conducted in compliance with Rule 2720(c)(3) of the NASD. Pursuant to NASD Conduct Rules, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common stock.
LEGAL MATTERS
          Certain legal matters in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriter by Latham & Watkins LLP, New York, New York. Davis Polk & Wardwell has advised the CS transaction counterparties with respect to the CS transactions between the CS transaction counterparties and NRG CSF I.